Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

February 3, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams

Attorney-Adviser

Division of Investment Management

Re:	Individual Single Premium Deferred Index-Linked Annuity Contract

Forethought Life Insurance Company (the “Company”)

File No. 333-257394

Dear Mr. Williams:

This letter responds to comments with regard to the above-noted pending Form S-1 registration statement, which you conveyed to me earlier today. The Company will file a supplement, under Rule 424(b)(3), which reflects conforming edits, at the soonest appropriate time.

Comment One:  On prospectus page 6, remove the table heading “Gross Withdrawal.”  In addition, also remove the following parentheticals in the table itself: “(requested amount)” and “(amount received)”.

Response: The Company has made those changes.

Comment Two:  On prospectus page 9, under “How do Rider Charges affect the Contract Values?,” in the second paragraph, we note that there appears to be inadvertent brackets, which appear twice, around “$500.”

Response: The Company has made those changes.

Comment Three:  On prospectus page 17, in the first paragraph under the “UBS Climate Aware Equity Index,” update the date of the Index information (and the information itself, if applicable).

Response: The Company has made those changes.

Comment Four:  On prospectus page 26, under “Aggregate Floor Percentage Resets,” at the end of second and third paragraphs, there is new sentence that is duplicated. Delete it from the second paragraph, and leave it in the third.

Response: The Company has made that change.

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Comment Five:  On prospectus page 30, remove the third paragraph (which is a single sentence) under the Example 2 Table.

Response: The Company has made that change.

Comment Six:  On prospectus page 30, in the third paragraph under “Withdrawal Charge,” in the fourth line, we note that there is a number with inadvertent duplicate percentage signs (“%%”).

Response: The Company has corrected that typo.

In light of the Company’s response to these final staff comments and per the acceleration request, which has been filed separately from this letter, the Company understands that the staff will make every effort to accelerate this registration statement ay its soonest convenience.

Very truly yours,

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP